FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta partners with Delta and Pine Land Company to launch Avicta”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta partners with Delta and Pine Land Company to launch Avicta

Basel, Switzerland, 10 October 2005

Syngenta announced today that Delta and Pine Land Company will offer Avicta™ Complete Pak for the 2006 United States planting season. A breakthrough in seed treatment technology, Avicta Complete Pak provides enhanced protection against nematodes, insects and diseases.

“The combination of D&PL’s leadership position in the cotton seed market with Syngenta’s innovative seed treatment technology provides an unsurpassed level of convenience for today’s cotton grower,” said Kris Sirchio, Head of Syngenta Professional Products. “It delivers comprehensive early-season protection and removes the complexity associated with application timing and labor intensive handling required with current control methods.”

“We are excited to offer cotton growers in the US this most convenient and effective method of protection against all major early-season pests,” said Randy Dismuke, Senior Vice President, Delta and Pine Land. “Avicta Complete Pak is the first new nematode management option in more than 30 years. It couples nematode management with very effective insect and disease protection provided on the seed from the moment it is put into the soil. Coupling this product with D&PL’s superior varieties provides cotton farmers a new option for their farms.”

Avicta is the first seed treatment to prevent crop loss from nematode, and is expected to give Syngenta leadership in a global market estimated at $500 to 600 million a year. Avicta Complete Pak is a combination of three Syngenta seed care products: Avicta, the insecticide Cruiser and the fungicide Dynasty CST.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Delta and Pine Land Company (NYSE: DLP) is a leading commercial breeder, producer and marketer of cotton planting seed. Headquartered in Scott, Mississippi, with multiple offices in eight U.S. states and facilities in several countries, D&PL also breeds, produces and markets soybean planting seed in the U.S. For more information, please refer to www.deltaandpine.com.

Media Enquiries:	Switzerland:	Guy Wolff	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 628 2372
	UK:	Andrew Coker	Tel: +44 (1483) 260 014

Syngenta – 10 October 2005 / Page 1 of 2

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta’s publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 10 October 2005 / Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 10, 2005	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary